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                                                                 Exhibit 99.2


                          CONSENT OF [Company]


[Company] hereby consents to the description of its use of products of Cyber Dialogue Inc. substantially in the form attached hereto as EXHIBIT A and appearing in the Prospectus constituting part of the Registration Statement on Form S-1 of Cyber Dialogue, Inc. (the "Registration Statement"). [Company] also explicitly waives any restriction on the use of its name and logo in connection with the Registration Statement.



                                        [Company] AMFM Interactive Inc.



                                        By:      /s/ James E. Burton
                                           --------------------------------
                                           Name:  James E. Burton
                                           Title: Executive Vice President


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                                     EXHIBIT A

AMFM INTERACTIVE INC.

AMFMi is the consumer Internet subsidiary of AMFM Inc., the largest radio broadcasting company in the U.S. [as measured by listening audience and revenue] with a weekly listener base of 65 million. In July 1998, AMFMi asked us to help develop an Internet strategy that would enhance shareholder value and extend the radio franchises online. We conducted a data audit and determined the need for a centralized platform to measure and respond to Web traffic. We also recommended "sticky" applications and site content improvements based on survey data and consumer research. In conjunction with AMFMi, we are now actively building and managing the company's online customer relationships through data analysis, targeted offers, e-mail campaigns and decision support. We are currently integrating Arc 360 with user databases and content management systems designed to scale across more than 440 station Web sites. Site traffic has been growing across AMFMi sites, driven by site re-designs based on data mining, reporting and e-mail campaigns.